

FAX

to: Division of Corporate Finance File No. 82-4700 — Securities and Exchange Commission, Washington, DC, USA — +1 (202) 942 9624

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

date: 5 Sep, 2003 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.7 and 5.1.21. of the Decree of the Ministries Committee, dated 16 October of 2001 (Dz.U. Nr 163.1160) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the [illegible] public exchange.



subject: **SALE OF THE COMPANY'S SHARES**

The Management Board of Prokom Software SA informs, that:

the Company received information, that on 5th September 2003 Prokom Investments SA dependent on Mr Ryszard Krauze – President of the Management Board of Prokom Software SA, had sold 193,956 ordinary bearer shares of Prokom Software SA. - at the average unit price of PLN 177 per share.

As the result of this transaction Mr Ryszard Krauze, along with Prokom Investments SA, represent together 4,349,087 shares of Prokom Software SA, which constitute 32.13% of share capital as well as 4,829,567 votes, which entitle to 33.83% votes at the General Shareholders' Meeting of Prokom Software SA.

Before the transaction Mr. Krauze and Prokom Investments SA owned 4,543,034 Prokom Software SA's shares which gave 33.57% of share capital and 5,023,523 votes which constituted 35.19% of votes at the General Shareholders' Meeting.

5 Sep, 2003 Beata Stelmach
Member of the Management Board